Exhibit 99.1

Results of the Stellantis 2026 Annual General Meeting

AMSTERDAM, April 14, 2026 – Stellantis N.V. (“Stellantis”) today announced that shareholders approved by a large majority all resolutions submitted at the Annual General Meeting (AGM), held in person and webcast live on the Stellantis website.

The AGM re-elected John Elkann as an executive director and Robert Peugeot and Henri de Castries as non-executive directors, and appointed Juergen Esser as an additional non-executive director. All directors will serve a two-year term.

In addition, the Board of Directors re-appointed John Elkann as Chairman, Robert Peugeot as Vice Chairman, and Henri de Castries as Senior Independent Director, acting as Chair of the Board (or “voorzitter”).

The Board established the following committees:

–Audit Committee: Ms. Ann Godbehere (Chairperson), Mr. Henri de Castries, Mr. Juergen Esser, and Ms. Alice Schroeder;

–Remuneration Committee: Ms. Fiona Cicconi (Chairperson), Mr. Henri de Castries, Mr. Robert Peugeot, Mr. Daniel Ramot, and Mr. Benoît Ribadeau-Dumas;

–ESG Committee: Mr. Henri de Castries (Chairperson), Ms. Fiona Cicconi, Mr. Nicolas Dufourcq, Ms. Claudia Parzani, and Mr. Benoît Ribadeau-Dumas.

The Company also noted the feedback resulting from the advisory vote on the Remuneration Report, in accordance with Dutch AGM regulations, which received 93.17% support.

Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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